Mail Stop 3561

April 5, 2010

Robert Rosner
Chief Executive Officer
Wataire International, Inc.
21900 Burbank Blvd., 3rd Floor
Woodland Hills, California 91367

>   **Re: Wataire International, Inc.**
>   **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 15, 2010**
>   **File No. 000-49955**

Dear Mr. Rosner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one of our letter dated February 26, 2010, however, you continue to file your revised proxy statement under the wrong EDGAR submission tag. Amendments to Schedule 14A should be filed as a "PRER14A," not as a "PRE 14A." Please comply with this comment in your next amendment.

Proposal No. 1, page 4

1. We note your response to comment five in our letter dated February 26, 2010. Please correct the reference on page 5 to 30,543,100 or advise.

2.   We note your response to comment eight in our letter dated February 26, 2010. We are unable to reconcile how you arrived at your calculation of the Combined Total Possible Profit to be Realized as a Result of Discounts on the Conversion Price of Common Stock in the last column of the table with respect to the warrants and notes. In this regard, it is unclear why you are utilizing a current market price, as you indicate in footnote (2), as opposed to the market price as of September 14, 2009. Please revise or advise.

3.   We note your response to prior comment 10 in our letter dated February 26, 2010 and we re-issue it. We understand, as you have indicated in your response, you have no additional convertible securities, however, the comment was asking for the total possible profit to be realized as a result of the conversion discounts expressed as a dollar amount and as a percentage. Please revise.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

                                    Sincerely,

                                    H. Christopher Owings
                                    Assistant Director

Cc: Mike Page, Esq.
      Via facsimile to (202) 457-1678